Exhibit 99.1

PRESS RELEASE
August 14, 2025 at 4:00 p.m. ET

Gambling.com Group Reports Record Second Quarter Revenue and Adjusted EBITDA

Enters into Definitive Agreement to Acquire Las Vegas-Focused Booking Platform, Spotlight.Vegas

Expands Share Buyback Authorization from $10 Million to $20 Million

CHARLOTTE – August 14, 2025 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of marketing and sports data services for the global gambling industry, today reported financial results for the second quarter ended June 30, 2025. Gambling.com Group also announced a definitive agreement to acquire Spotlight.Vegas in a transaction that is expected to be accretive to the Company’s financial results for the 2026 full-year period.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “Our second quarter performance was driven by two factors which reflect important broader trends in our business. First is an accelerating diversification away from the traditional search channel in favor of a more omnichannel approach, in particular with the marketing business. Second is an accelerating diversification into revenue models beyond marketing, including sports data services. Our marketing business continues to deliver market share gains and tremendous cash flow. The performance was driven by more and growing contributions from channels other than search than ever before. The growth in our exciting sports data services business accelerated in the quarter, despite negative seasonality, and was responsible for over 25% of revenue, all of which is high-margin, high-visibility, recurring subscription revenue. We expect this growth to continue, driven by increased operator adoption of OpticOdds’ leading industry data and the recently refreshed RotoWire product and brand.

"We continue to deliver on our strategy of building deeper relationships with the end users of all of our websites to increase the monetization of our valuable and expanding consumer audience with additional products and services. Likewise, we are building deeper relationships with our operator partners by selling them more than just marketing services. As we continue to invest to expand our footprint in the gambling and entertainment ecosystem, the strategic acquisition of Spotlight.Vegas provides us with yet another scalable, technology platform which complements our existing portfolio and moves us another step closer to our goal of $100 million in Adjusted EBITDA.”

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Second quarter revenue of $39.6 million and Adjusted EBITDA of $13.7 million reflect year-over-year growth of 30% and 22%, respectively, further demonstrating our attractive growth platform. The acquisition of Spotlight.Vegas adds a complimentary new business which helps consumers access experiences and further diversifies our sources of revenue and cash flow with a new set of clients, including entertainment venues and a multitude of land-based casinos. We are well positioned for continued growth as reflected in our 2025 full-year guidance which contemplates significant year-over-year revenue and Adjusted EBITDA growth.”

Financial Highlights Three Months Ended June 30, 2025 vs. Three Months Ended June 30, 2024
(USD in thousands, except per share data, unaudited)

	Three Months Ended June 30,		Change
	2025	2024	%
Revenue	39,594	30,541	30%
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%
Net (loss) income per share attributable to shareholders, diluted	(0.38)	0.19	(295)%
Net (loss) income margin	(34)%	23%
Adjusted net income for the period attributable to shareholders (1)	13,369	9,753	37%
Adjusted net income per share attributable to shareholders, diluted (1)	0.37	0.26	42%
Adjusted EBITDA (1)	13,678	11,211	22%
Adjusted EBITDA Margin (1)	35%	37%
Cash flows generated by operating activities	9,355	193	4747%
Free Cash Flow (1)	8,165	5,983	36%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Enters into Definitive Agreement to Acquire Spotlight.Vegas

Gambling.com Group also announced today that it will expand its offerings through a definitive agreement to acquire Spotlight.Vegas. Spotlight.Vegas helps consumers access experiences such as live events and local attractions through its online booking platform. The proposed transaction is expected to close at the beginning of September, subject to customary closing conditions. The Company will pay $8 million at closing for the acquisition and up to an additional $22 million subject to certain performance targets being achieved through the end of 2027. The Company expects to fund the purchase price from existing cash on hand and future cash flow. Gambling.com Group anticipates the acquisition will generate net revenue of at least $8 million and incremental Adjusted EBITDA of at least $1.4 million for the 2026 full-year period.

Spotlight.Vegas has relationships with more than 40 clients including entertainment venues and a multitude of land based casinos, offering a one-stop solution for visitors to Las Vegas through a wide range of services including tickets for shows, attractions and hotel bookings. Founded by Las Vegas entrepreneurs, Spotlight.Vegas leverages its expertise in the market, a user-centric technology platform and competitive pricing to enable consumers to easily book their entertainment and hospitality experiences. Spotlight.Vegas users purchased more than $30 million in tickets in 2024.

Mr. Gillespie added, “The addition of this custom-built booking platform will help drive further monetization of our audience, expands our client base to include land-based operators and gives our digital professionals a new platform to show off their industry leading marketing talent. We are confident that we can better operate this asset through optimized marketing spend and improved conversion. Medium and long term, we expect to deploy the technology on our owned and operated sites like Casinos.com and take it beyond Las Vegas.

“With our prior acquisitions of RotoWire, BonusFinder, Freebets.com, OddsJam and OpticOdds, we have established a strong track record of successfully identifying and closing strategic, accretive acquisitions in a highly capital efficient manner. We expect the acquisition of Spotlight.Vegas to be no different and add another entry to our impressive list of successful transactions which create additional shareholder value.”

Second Quarter 2025 and Recent Business Highlights

•Delivered more than 108,000 new depositing customers (“NDCs”)
•Entered into a swap agreement on April 1st to effectively convert $75 million of U.S. dollar borrowings to Euro borrowings, thereby lowering the cost of debt capital by approximately 200 basis points
•Entered into definitive agreement to acquire Spotlight.Vegas
•Won Sports Affiliate of the Year – North America at the SBC Awards Americas 2025
•Increased share repurchase authorization by $10 million for total of $20 million available

Three Months Ended June 30, 2025 Results Compared to Three Months Ended June 30, 2024

Revenue rose 30% year-over-year to a record $39.6 million. Revenue from marketing services increased 3% year-over-year to $29.6 million as the Company delivered more than 108,000 NDCs to clients, in line with the prior-year period which benefitted from tailwinds from the launch of online sports betting in North Carolina. Revenue from sports data services quadrupled year-over-year to $10.0 million, primarily due to the contribution from OddsJam and OpticOdds. Recurring subscription revenue represented 25% of total 2025 second quarter revenue.

Gross profit increased 27% year-over-year to $36.9 million. Cost of sales of $2.7 million compares to cost of sales of $1.4 million in the year-ago period reflecting costs associated with the Company’s strategy to diversify traffic sources, as well as cost of sales related to the acquired OddsJam and OpticOdds businesses.

Total operating expenses of $51.3 million included $21.2 million in fair value movements in contingent consideration related to the outperformance of OddsJam and OpticOdds as well as non-cash amortization of acquired intangible assets of $2.2 million and other acquisition related costs of $0.4 million.

Net income attributable to shareholders decreased $20.3 million to a net loss of $13.4 million primarily due to the fair value movement in contingent consideration related to OddsJam and OpticOdds. Net loss per share was $0.38 compared to net income per share of $0.19 in the prior-year period. Adjusted net income rose 37% to $13.4 million and Adjusted net income per share increased 42% to $0.37.

Adjusted EBITDA increased 22% to a second quarter record $13.7 million, reflecting an Adjusted EBITDA margin of 35% as compared to Adjusted EBITDA of $11.2 million and an Adjusted EBITDA margin of 37% in the prior-year period.

Operating cash flow grew from $0.2 million to $9.4 million. Free cash flow increased 36% to $8.2 million, reflecting strong cash conversion and Adjusted EBITDA growth, partially offset by tax payments of $5.5 million, of which $3.3 million related to the Odds Holdings acquisition.
2025 Outlook

Gambling.com Group today adjusted its full-year guidance to a revenue range of $171 million to $175 million and an Adjusted EBITDA range of $62 million to $64 million. The increase to the full year revenue range reflects the expected four months of contributions from Spotlight.Vegas and the launch of sports betting in Missouri in December, partially offset by currently weaker search engine rankings following Google's core algorithm update. The midpoint of the revenue guidance of $173 million represents 36% year-over-year growth. The updated full-year Adjusted EBITDA guidance range includes the effect of higher than previously forecasted costs of sales for the Company’s marketing business and strategic investments into new digital marketing channels and monetization models, as well as no Adjusted EBITDA contributions from Spotlight.Vegas this year. The mid-point of the Adjusted EBITDA guidance reflects 29% year-over-year growth. The guidance assumes an average euro to USD exchange rate of 1.15 for the year.

Financial Highlights Six Months Ended June 30, 2025 vs. Six Months Ended June, 2024
(USD in thousands, except per share data, unaudited)

	Six Months Ended June 30,		Change
	2025	2024	%
Revenue	80,229	59,756	34%
Net (loss) income for the period attributable to shareholders	(2,181)	14,229	(115)%
Net (loss) income per share attributable to shareholders, diluted	(0.06)	0.38	(116)%
Net (loss) income margin	(3)%	24%
Adjusted net income for the period attributable to shareholders	29,857	18,957	57%
Adjusted net income per share attributable to shareholders, diluted (1)	0.82	0.51	61%
Adjusted EBITDA (1)	29,542	21,370	38%
Adjusted EBITDA Margin (1)	37%	36%
Cash flows generated by operating activities	18,140	8,999	102%
Free Cash Flow (1)	15,812	14,176	12%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Thursday, August 14, 2025, at 4:30 p.m. ET
Webcast:	https://www.webcast-eqs.com/register/gamblingq2_25/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918

To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.

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For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com

Media: Christine Doh, Gambling.com Group; media@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of marketing and sports data services for the global online gambling industry. Founded in 2006, the Group operates globally, primarily from offices in the United States and Ireland. The Group helps online gambling operators, including for iGaming and sports betting, acquire new customers in 19 national markets across more than ten languages through a portfolio of premier branded websites including Gambling.com, Bookies.com and Casinos.com. Under the OddsJam, OpticOdds and RotoWire brands, the Group's sports data services assist consumers and power enterprises to succeed in sports betting and fantasy sports.
Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information

- Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the continued growth in our sports data services business and recurring subscription revenue, our acquisition of Spotlight.Vegas and the closing of such transaction, the expected 2026 net revenue and Adjusted EBITDA and other accretive effects from the Spotlight.Vegas acquisition, whether we can achieve $100 million in annual Adjusted EBITDA, and our 2025 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2025, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three months ended June 30, 2025 and 2024 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Revenue	39,594	30,541	30%	22%	80,229	59,756	34%	32%
Cost of sales	(2,713)	(1,436)	89%	78%	(4,959)	(3,669)	35%	33%
Gross profit	36,881	29,105	27%	20%	75,270	56,087	34%	32%
Sales and marketing expenses	(15,386)	(10,713)	44%	36%	(30,085)	(20,325)	48%	46%
Technology expenses	(6,141)	(3,094)	98%	87%	(11,864)	(6,309)	88%	85%
General and administrative expenses	(8,422)	(6,237)	35%	28%	(16,031)	(12,541)	28%	26%
Movements in credit losses allowance and write-offs	(142)	(741)	(81)%	(82)%	(471)	(701)	(33)%	(34)%
Fair value movement on contingent consideration	(21,159)	—	100%	100%	(21,632)	—	100%	100%
Operating (loss) profit	(14,369)	8,320	(273)%	(263)%	(4,813)	16,211	(130)%	(129)%
Finance income	4,430	230	1826%	1716%	8,324	1,174	609%	598%
Finance expenses	(2,318)	(897)	158%	144%	(4,819)	(1,351)	257%	251%
(Loss) income before tax	(12,257)	7,653	(260)%	(251)%	(1,308)	16,034	(108)%	(108)%
Income tax charge	(1,158)	(723)	60%	51%	(873)	(1,805)	(52)%	(52)%
Net income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	4,004	(921)	(535)%	(511)%	5,413	(3,515)	(254)%	(252)%
Cash flow hedge - effective portion of changes in fair value	(3,050)	—	100%	100%	(3,050)	—	100%	100%
Cash flow hedges - reclassified to profit or loss	2,313	—	100%	100%	2,313	—	100%	100%
Related tax	92	—	100%	100%	92	—	100%	100%
Other comprehensive income (loss) for the period, net of tax	3,359	(921)	(465)%	(445)%	4,768	(3,515)	(236)%	(234)%
Total comprehensive income for the period attributable to shareholders	(10,056)	6,009	(267)%	(258)%	2,587	10,714	(76)%	(76)%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	JUNE 30, 2025	DECEMBER 31, 2024
ASSETS
Non-current assets
Property and equipment	2,216	1,833
Right-of-use assets	4,763	4,632
Intangible assets	255,073	130,811
Deferred tax asset	5,741	6,418
Total non-current assets	267,793	143,694
Current assets
Trade and other receivables	22,500	21,160
Cash and cash equivalents	18,667	13,729
Total current assets	41,167	34,889
Total assets	308,960	178,583
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	90,334	78,037
Treasury shares	(29,998)	(29,998)
Share-based compensation reserve	12,234	10,624
Foreign exchange translation deficit	(5,399)	(10,812)
Hedging reserve	(645)	—
Retained earnings	73,156	75,337
Total equity	139,682	123,188
Non-current liabilities
Trade and other payables	597	—
Lease liability	4,045	3,819
Deferred payables	439	—
Deferred tax liability	7,339	2,258
Contingent consideration	7,957	—
Borrowings	75,824	19,582
Derivative financial instrument	3,018	—
Total non-current liabilities	99,219	25,659
Current liabilities
Trade and other payables	9,846	10,205
Deferred income	4,701	2,616
Contingent consideration	37,205	—
Deferred consideration	—	11,277
Borrowings and accrued interest	14,449	3,349
Lease liability	1,248	1,213
Income tax payable	2,610	1,076
Total current liabilities	70,059	29,736
Total liabilities	169,278	55,395
Total equity and liabilities	308,960	178,583

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cash flow from operating activities
(Loss) income before tax	(12,257)	7,653	(1,308)	16,034
Finance (income) expense, net	(2,112)	667	(3,505)	177
Income tax paid	(5,533)	(1,654)	(8,001)	(1,440)
Adjustments for non-cash items:
Depreciation and amortization	3,373	1,621	7,149	2,245
Movements in credit loss allowance and write-offs	142	741	471	701
Share-based payment expense	2,222	1,720	3,631	2,557
Fair value movement on contingent consideration	21,159	—	21,632	—
Payment of deferred consideration	—	(7,156)	—	(7,156)
Cash flows from operating activities before changes in working capital	6,994	3,592	20,069	13,118
Changes in working capital
Trade and other receivables	1,688	(2,204)	1,802	36
Trade and other payables	673	(1,195)	(3,731)	(4,155)
Cash flows generated by operating activities	9,355	193	18,140	8,999
Cash flows from investing activities
Acquisition of property and equipment	(226)	(842)	(537)	(914)
Acquisition of intangible assets	—	(20,605)	—	(20,605)
Capitalization of internally developed intangibles	(964)	(524)	(1,791)	(1,065)
Acquisition of subsidiaries, net of cash acquired	—	—	(63,632)	—
Interest received from bank deposits	50	30	87	104
Payment of deferred consideration in relation to business combinations	(10,503)	(5,594)	(10,803)	(10,044)
Cash flows used in investing activities	(11,643)	(27,535)	(76,676)	(32,524)
Cash flows from financing activities
Exercise of options	—	451	588	557
Treasury shares acquired	—	(6,666)	—	(9,750)
Proceeds from borrowings	—	18,000	94,500	18,000
Transaction costs related to borrowings	(349)	(847)	(6,005)	(847)
Repayment of borrowings	—	—	(23,381)	—
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	2,813	—	2,813	—
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	1,298	—	1,298	—
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(2,901)	—	(2,901)	—
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(883)	—	(883)	—
Interest payment attributable to third party borrowings	(145)	(174)	(1,875)	(174)
Interest payment attributable to deferred consideration settled in relation to asset acquisitions and business combinations	(675)	(832)	(675)	(1,382)
Principal paid on lease liability	(250)	(154)	(463)	(254)
Interest paid on lease liability	(79)	(55)	(152)	(89)
Cash flows generated from financing activities	(1,171)	9,723	62,864	6,061
Net movement in cash and cash equivalents	(3,459)	(17,619)	4,328	(17,464)
Cash and cash equivalents at the beginning of the period	21,498	25,318	13,729	25,429
Net foreign exchange differences on cash and cash equivalents	628	(176)	610	(442)
Cash and cash equivalents at the end of the period	18,667	7,523	18,667	7,523

Supplemental non-cash
Right-of-use assets	509	3,982	509	3,982
Issue of ordinary shares for acquisitions	—	—	9,971	—

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended June 30,		Reporting Currency Change	Constant Currency Change	Six Months Ended June 30,		Reporting Currency Change	Constant Currency Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Weighted-average number of ordinary shares, basic	35,679,467	36,724,946			35,627,074	36,906,748
Net (loss) income per share attributable to shareholders, basic	(0.38)	0.19	(300)%	(290)%	(0.06)	0.39	(115)%	(115)%

Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Weighted-average number of ordinary shares, diluted	35,679,467	36,990,785			36,244,021	37,212,252
Net (loss) income per share attributable to shareholders, diluted	(0.38)	0.19	(295)%	(285)%	(0.06)	0.38	(116)%	(115)%

Disaggregated Revenue

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services.

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2025	2024	2025 vs 2024	2025	2024	2025 vs 2024
Marketing	29,575	28,595	3%	60,311	55,851	8%
Data	10,019	1,946	415%	19,918	3,905	410%
Total revenues	39,594	30,541	30%	80,229	59,756	34%

The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2025	2024	2025 vs 2024	2025	2024	2025 vs 2024
North America	19,111	12,257	56%	40,099	27,073	48%
U.K. and Ireland	11,057	9,911	12%	22,140	18,831	18%
Other Europe	6,638	5,789	15%	12,576	9,583	31%
Rest of the world	2,788	2,584	8%	5,414	4,269	27%
Total revenues	39,594	30,541	30%	80,229	59,756	34%

The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2025	2024	2025 vs 2024	2025	2024	2025 vs 2024
Performance marketing	24,948	24,219	3%	50,679	47,592	6%
Subscription	10,019	1,946	415%	19,918	3,905	410%
Advertising & other	4,627	4,376	6%	9,632	8,259	17%
Total revenues	39,594	30,541	30%	80,229	59,756	34%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2025	2024	2025 vs 2024	2025	2024	2025 vs 2024
Casino	23,737	22,073	8%	48,313	41,883	15%
Sports	15,139	8,310	82%	30,640	17,611	74%
Other	718	158	354%	1,276	262	387%
Total revenues	39,594	30,541	30%	80,229	59,756	34%

Supplemental Information

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Net Income and Adjusted Net Income Per Share

In the fourth quarter of 2024, we changed our definition of Adjusted net income, a non-IFRS financial measure, to net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, fair value movement on contingent consideration, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Previously, Adjusted net income, a non-IFRS financial measure, was defined as net income attributable to shareholders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. We believe this more appropriately reflects the measurement of Adjusted net income as it includes adjustments for non-recurring items and significant non-cash items in addition to fair value movements related to contingent consideration and unwinding of deferred consideration.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of common shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred and contingent consideration during the three months ended March 31, 2025 is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebets.com Assets and the deferred and contingent consideration for the acquisition of Odds Holdings, Inc.completed January 1, 2025. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands)				(USD in thousands)
Revenue	39,594	30,541	30%	22%	80,229	59,756	34%	32%
Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Net (loss) income margin	(34)%	23%			(3)%	24%

Net (loss) income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Fair value movement on contingent consideration (1)	21,159	—	100%	100%	21,632	—	100%	100%
Unwinding of deferred consideration (1)	—	426	(100)%	(100)%	211	679	(69)%	(69)%
Employees' bonuses related to acquisition(1)	590	—	100%	100%	590	—	100%	100%
Deferred revenue fair value adjustment (1)	325	—	100%	100%	650	—	100%	100%
Share-based payment and related expense (1)	2,222	1,720	29%	22%	3,631	2,557	42%	40%
Acquisition related costs (1) (3)	378	(450)	(184)%	(179)%	703	357	97%	94%
Amortization expense related to acquired businesses and assets (2)	2,238	1,230	82%	72%	5,038	1,230	310%	304%
Tax effect of the adjusting items (2)	(128)	(103)	24%	17%	(417)	-95	339%	330%
Adjusted net income for the period attributable to shareholders	13,369	9,753	37%	29%	29,857	18,957	57%	55%
__________
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration, share-based payment and related expense, employees’ bonuses related to acquisition, deferred income fair value adjustment related to acquisition and acquisition related cost.
(2) Tax effect of adjusting costs is computed based on costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period.
(3) During the three months ended June 30, 2024, accounting treatment related to the acquisition of the Freebets.com Asset in April 2024 was finalized which resulted in capitalization of $0.5 million acquisition related costs incurred during the three months ended March 31, 2024.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income per share attributable to shareholders, basic	(0.38)	0.19	(300)%	(290)%	(0.06)	0.39	(115)%	(115)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.59	0.00	100%	100%	0.61	0.00	100%	100%
Effect of adjustments for unwinding of deferred consideration, basic	0.00	0.01	(100)%	(100)%	0.01	0.01	—%	(50)%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.02	0.00	100%	100%	0.02	0.00	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.01	0.00	100%	100%	0.02	0.00	100%	100%
Effect of adjustments for share-based payment and related expense, basic	0.06	0.05	20%	20%	0.10	0.07	43%	43%
Effect of adjustments for acquisition related costs, basic	0.01	(0.01)	(200)%	(200)%	0.02	0.01	100%	100%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.06	0.03	100%	75%	0.13	0.03	333%	333%
Effect of tax adjustments, basic	—	0.00	—%	—%	(0.01)	—	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.37	0.27	37%	32%	0.84	0.51	65%	62%
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.38)	0.19	(295)%	(285)%	(0.06)	0.38	(116)%	(115)%
Adjusted net income per share attributable to shareholders, diluted	0.37	0.26	42%	36%	0.82	0.51	61%	58%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	(13,415)	6,930	(294)%	(283)%	(2,181)	14,229	(115)%	(115)%
Add back (deduct):
Interest expenses on borrowings and lease liability	1,763	445	296%	274%	3,841	479	702%	690%
Interest income	(54)	(30)	80%	66%	(90)	(104)	(13)%	(15)%
Income tax charge	1,158	723	60%	51%	873	1,805	(52)%	(52)%
Depreciation expense	157	71	121%	109%	283	141	101%	98%
Amortization expense	3,216	1,550	107%	96%	6,866	2,104	226%	221%
EBITDA	(7,175)	9,689	(174)%	(170)%	9,592	18,654	(49)%	(49)%
Share-based payment and related expense	2,222	1,720	29%	22%	3,631	2,557	42%	40%
Fair value movement on contingent consideration	21,159	—	100%	100%	21,632	—	100%	100%
Deferred revenue fair value adjustment	325	—	100%	100%	650	—	100%	100%
Unwinding of deferred consideration	—	426	(100)%	(100)%	211	679	(69)%	(69)%
Foreign currency translation losses (gains), net	(4,031)	(198)	1936%	1820%	(7,799)	(917)	750%	738%
Cash flow hedge - ineffective portion of changes in fair value	11	—	100%	100%	11	—	100%	100%
Other finance results	199	24	729%	696%	321	40	703%	683%
Acquisition related costs (1)(2)	378	(450)	(184)%	(179)%	703	357	97%	94%
Employees' bonuses related to acquisition	590	—	100%	100%	590	—	100%	100%
Adjusted EBITDA	13,678	11,211	22%	15%	29,542	21,370	38%	36%
__________
(1) The acquisition costs are related to historical and contemplated business combinations of the Group.
(2) During the three months ended June 30, 2024, accounting treatment related to the asset acquisition in April 2024 was finalized which resulted in capitalization of $0.5 million acquisition related costs incurred during the three months ended March 31, 2024

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	39,594	30,541	30%	22%	80,229	59,756	34%	32%
Adjusted EBITDA	13,678	11,211	22%	15%	29,542	21,370	38%	36%
Adjusted EBITDA Margin	35%	37%			37%	36%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, we changed our definition of Free Cash Flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. We believe that this more appropriately reflects the measurement of Free Cash Flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2025	2024	%	2025	2024	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	9,355	193	4747%	18,140	8,999	102%
Adjustment for items presented in operating activities:
Payment of deferred consideration	—	7,156	(100)%	—	7,156	(100)%
Adjustment for items presenting in investing activities:
Capital Expenditures (1):
Acquisition of property and equipment	(226)	(842)	(73)%	(537)	(914)	(41)%
Capitalization of internally developed intangibles	(964)	(524)	84%	(1,791)	(1,065)	68%
Free Cash Flow	8,165	5,983	36%	15,812	14,176	12%
__________
(1) Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above.